

SEC 17018196

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPS Portfolio Solutions Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Broadway, Suite 1100
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(303) 623-2577
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1100 Walnut Street	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Bradley J. Swenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPS Portfolio Solutions Distributor, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

SVP, COO, CFO, FINOP

Title

ERIC TSUYOSHI PARSONS
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20064034614
MY COMMISSION EXPIRES AUGUST 29, 2018



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPS Portfolio Solutions Distributor, Inc.

Statement of Financial Condition
December 31, 2016

ALPS Portfolio Solutions Distributor, Inc.
Table of Contents
December 31, 2016



Report of Independent Registered Public Accounting Firm

To the Management of ALPS Portfolio Solutions Distributor, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ALPS Portfolio Solutions Distributor, Inc. (the "Company") at December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2017

PricewaterhouseCoopers LLP, 1100 Walnut Street, Suite 1300, Kansas City, MO 64106
T: (816) 472 7921, F: (816) 218 1890, www.pwc.com/us

ALPS Portfolio Solutions Distributor, Inc.
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	621,475
Accounts receivable		59,870
Receivable from Parent		184,491
Prepaid expenses, deposits and other assets		201,711
Total assets	$	1,067,547
Liabilities and Stockholder's Equity		
Accounts payable	$	63,712
Income taxes payable to Parent		2,363
Deferred tax liabilities		63,713
Total liabilities		129,788
Stockholder's Equity		
Paid-in capital		804,284
Retained earnings		133,475
Total stockholder's equity		937,759
Total liabilities and stockholder's equity	$	1,067,547

The accompanying notes are an integral part of these financial statements.

1. Description of Business and Basis for Presentation

ALPS Portfolio Solutions Distributor, Inc. ("we", "our", "us", the "Company" or "APSD") is a wholly-owned subsidiary of ALPS Holdings, Inc. ("AHI" or "Parent"). AHI is a wholly-owned subsidiary of DST Systems, Inc. ("DST"). APSD is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA").

We perform various services related to the funds we distribute, which include: supervising and maintaining licenses of broker-dealer staff, review and approval of marketing materials, acting as legal underwriter/ distributor of mutual funds, administering 12b-1 plans, execution of broker/dealer selling agreements, performing due diligence on financial intermediaries, and administering the firm and regulatory element for registered representatives.

We operate under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, we claim exemption from the remaining provisions of that Rule. As such, we are not required to maintain a "Special Account for the Exclusive Benefit of Customers."

2. Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

We consider all liquid investments with original maturities of 90 days or less to be cash equivalents.

Accounts receivable

Accounts receivable are stated at the amount billed to fund clients. We provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables may be written off based on specific circumstances of the fund clients. We extend unsecured credit to our customers.

Income taxes

APSD is included within the consolidated federal income tax return of DST. We compute income tax expense and income taxes payable to DST under an intercompany tax allocation policy which approximates the separate return method. The tax sharing policy provides for compensation for tax benefits of losses and credits to the extent utilized by other members in the consolidated tax return. Deferred income tax effects of transactions reported in different periods for financial reporting purposes are recorded under the liability method. This method gives consideration to the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment. We recognize interest and penalties accrued related to unrecognized tax benefits, if any, in income tax expense.

From time to time, we may enter into transactions of which the tax treatment under the Internal Revenue Code or applicable state tax laws is uncertain. In these instances, we provide federal and/or state income taxes on such transactions, together with related interest, net of income tax benefit, and any applicable penalties.

Fair value of financial instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 - Significant unobservable inputs (including the entity's own assumptions in determining fair value) for the asset or liability.

Substantially all of our financial assets and liabilities are represented by cash balances held by depository institutions or are short-term in nature thus their carrying amounts approximate fair value.

New authoritative accounting guidance
In May 2014, the FASB issued guidance which requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to be entitled in exchange for those goods or services. The new standard and subsequently issued amendments will become effective for us beginning in fiscal year 2018. We are in the process of selecting the method of adoption, either the full retrospective or modified retrospective transition approach, however we have not yet determined the method by which the standard will be adopted. In addition, we are currently evaluating the impacts of the application of the new standard to our existing portfolio of customer contracts and will continue to review new contracts entered into prior to the adoption of the new standard. We expect to continue finalizing our assessment of the expected impact of adoption throughout 2017.

Subsequent events
Subsequent events have been evaluated through February 24, 2017, which is the date the financial statements were available to be issued.

3. Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is generally the result of changes in the assets or liabilities for deferred taxes. The deferred tax liability of $63,713 at December 31, 2016 relates to the difference in the timing of recognition of prepaid assets for book and tax purposes. There were no deferred tax assets at December 31, 2016.

Various state and local income tax returns of the DST consolidated group are under examination by taxing authorities. We do not believe that the outcome of any examination will have a material impact on our financial statements.

4. Related Party Transactions

APSD and AHI, through AHI's wholly-owned subsidiary ALPS Fund Services, Inc. ("AFS"), have entered into an expense allocation agreement, which calls for AHI to pay various overhead and operating expenses of APSD and APSD agrees to reimburse AHI for such costs paid on its behalf. APSD records expenses in amounts determined according to the reasonable allocation from AHI, applied on a consistent basis. For the year ended December 31, 2016, the allocation was determined to be our percentage of revenue to the total consolidated revenue of AHI which resulted in allocated expenses from AFS in the amount of $222,885.

APSD is the distributor for various funds that wholly owned subsidiaries of AHI advise and actively distribute.

At December 31, 2016, we had a receivable from parent of $184,491 which represents a net balance as the result of various transactions between us and DST and its wholly-owned subsidiaries. These amounts are settled periodically throughout the year.

5. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Major customers
Our four largest customers, in aggregate, account for approximately 88% of our total revenues for the year ended December 31, 2016.

Credit risk
Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject us to a concentration of credit risk.

Current economic conditions
Economic and financial market conditions could adversely affect the results of operations in future periods. Instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on our future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact our ability to maintain sufficient liquidity.

Other contingencies
We are involved in legal and regulatory proceedings arising in the normal course of our business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on our financial condition, results of operations and cash flow.

Indemnifications
In the normal course of business, we enter into contracts that contain a variety of representations and warranties which provide general indemnifications. Our maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

6. Net Capital Requirements

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. We have elected the alternative net capital method. This method establishes a minimum net capital requirement of the greater of $250,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. At December 31, 2016, we had net capital of $491,687, which was $241,687 in excess of our required net capital of $250,000.



Report of Independent Accountants

To the Management of ALPS Portfolio Solutions Distributor, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by ALPS Portfolio Solutions Distributor, Inc. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of ALPS Portfolio Solutions Distributor, Inc. for the year ended December 31, 2016, solely to assist the specified parties in evaluating of ALPS Portfolio Solutions Distributor, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for of ALPS Portfolio Solutions Distributor, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: compared item 2B in the amount of $2 to copy of check number 00279142 dated July 15, 2016 in the amount of $2 obtained from Eric Parsons, Vice President and Corporate Controller, and compared item 2F in the amount of $2 to copy of check number 00282268 dated January 31, 2017 in the amount of $2 obtained from Eric Parsons, Vice President and Corporate Controller. No differences noted as a result of applying the above procedures.

2. Compared the Total revenues amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2016 to the Total revenue amount of $625,047 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2016. No differences noted as a result of applying the above procedures.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions on line 2c(1), "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products." of $623,580 to "2016 APSD SIPC-7" calculation provided by Eric Parsons, Vice President and Corporate Controller. No differences noted as a result of applying the above procedures.

PricewaterhouseCoopers LLP, 1100 Walnut Street, Suite 1300, Kansas City, MO 64106
T: (816) 472 7921, F: (816) 218 1890, www.pwc.com/us



4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $1,468 and $4, respectively of the Form SIPC-7. No differences noted as a result of applying the above procedures.

   b. Recalculated the mathematical accuracy of the supporting deduction calculation of "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products." referenced above in 3a. No differences noted as a result of applying the above procedures.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of ALPS Portfolio Solutions Distributor, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067569 FINRA
ALPS PORTFOLIO SOLUTIONS DISTRIBUTOR INC
ATTN COMPLIANCE OFFICER
PO BOX 328
DENVER CO 80201-0328

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Eric Parsons, (720) 917-0727

2. A. General Assessment (item 2e from page 2) $ 4

B. Less payment made with SIPC-6 filed (**exclude interest**) (2)
July 21, 2016
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALPS Portfolio Solutions Distributor, Inc.
(Name of Corporation, Partnership or other organization)

Eric Parsons
(Authorized Signature)

Dated the 26 day of January, 20 17.

VP and Corporate Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2016
and ending 12/31/2016

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $625,047

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 623,580

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 623,580

2d. SIPC Net Operating Revenues — $ 1,468

2e. General Assessment @ .0025 — $ 4

(to page 1, line 2.A.)